Tractebel Energia
SUEZ

RECEIVED
2005 JUL -5 P 2:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Florianópolis, June 22th, 2005.

CE DF-0026/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA


05009435

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

Please find enclosed the translated copies of the notices of meetings of the class "B" preferred shares stockholders special meeting, class "A" preferred shares stockholders special meeting and the general extraordinary meeting issued by Tractebel Energia. These documents were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
JUL 06 2005
THOMSON
FINANCIAL

cc.: Arianna Ferreira-Foley
The Bank of New York

Tractebel Energia
SUEZ

GENERAL EXTRAORDINARY MEETING
NOTICE OF MEETING

Within the terms of applicable legislation and corporate Bylaws, the Shareholders of **TRACTEBEL ENERGIA S.A** are hereby notified to attend the Extraordinary General Meeting to be held on June 27th 2005, at 11:00, in the Company Head Offices at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State Capital, with the following agenda:

1. proposal for the conversion of all class "A" and "B" preferred shares issued by the Company into ordinary shares, on a one to one basis; and
2. alteration of the disposed in articles 5th, 8th, § 2nd, and 30th, §§ 1st and 5th, of the Company Bylaws, in order to enable the conversion of preferred shares into ordinary shares.

In compliance with article 135, § 3°, of Law N. 6.404/1976, we inform the shareholders that the Proposal of the Board of Directors for the conversion of all class "A" and "B" preferred shares to ordinary shares are at available at the Company's head offices and in the Company Internet site (www.tractebelenergia.com.br). Shareholders shall submit documental proof of Tractebel Energia S.A. stock ownership at the Company Head Offices within seventy two (72) hours, during normal office hours, before the Meetings are scheduled to take place, in compliance with applicable legislation and article 13 of Company Bylaws

Florianópolis, June 9th 2005
Maurício Stolle Bähr
Chairman of the Board of Directors

Tractebel Energia
SUEZ

CLASS "A" PREFERRED SHARES STOCKHOLDERS SPECIAL MEETING

NOTICE OF MEETING

Within the terms of applicable legislation and corporate Bylaws, **TRACTEBEL ENERGIA S.A** class "A" preferred shares stockholders are hereby notified to attend the Special Meeting to be held on June 27th 2005, at 12:00, in the Company Head Offices at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina, in order to deliberate on the proposed conversion of all Company issue class "A" preferred shares to ordinary shares, on a one to one basis, and consequent alteration of the established in articles 5th, 8th, § 2nd and 30, §§ 1st and 5th, of the Company Bylaws.

In compliance with article 135, § 3°, of Law N. 6.404/1976, we inform the shareholders that the Proposal of the Board of Directors for the conversion of all class "A" and "B" preferred shares to ordinary shares are at available at the Company's head offices and in the Company Internet site (www.tractebelenergia.com.br).

Shareholders shall submit documental proof of Tractebel Energia S.A. stock ownership at the Company Head Offices within seventy two (72) hours, during normal office hours, before the Meetings are scheduled to take place, in compliance with applicable legislation and article 13 of Company Bylaws

Florianópolis, June 9th 2005
Maurício Stolle Bähr
Chairman of the Board of Directors

Tractebel Energia
SUEZ

CLASS "B" PREFERRED SHARES STOCKHOLDERS SPECIAL MEETING

NOTICE OF MEETING

Within the terms of applicable legislation and corporate Bylaws, **TRACTEBEL ENERGIA S.A** class "B" preferred shares stockholders are hereby notified to attend the Special Meeting to be held on June 27th 2005, at 11:30, in the Company Head Offices at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina, in order to deliberate on the proposed conversion of all Company issue class "B" preferred shares to ordinary shares, on a one to one basis, and consequent alteration of the established in articles 5th, 8th, § 2nd and 30, §§ 1st and 5th, of the Company Bylaws.
In compliance with article 135, § 3°, of Law N. 6.404/1976, we inform the shareholders that the Proposal of the Board of Directors for the conversion of all class "A" and "B" preferred shares to ordinary shares are at available at the Company's head offices and in the Company Internet site (www.tractebelenergia.com.br).
Shareholders shall submit documental proof of Tractebel Energia S.A. stock ownership at the Company Head Offices within seventy two (72) hours, during normal office hours, before the Meetings are scheduled to take place, in compliance with applicable legislation and article 13 of Company Bylaws

Florianópolis, June 9th 2005
Maurício Stolle Bähr
Chairman of the Board of Directors